UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

001-36176

(Commission file number)

EROS INTERNATIONAL PLC

(Translation of registrant’s name into English)

550 County Avenue

Secaucus, New Jersey 07094

(Address of principal executive office)

________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Not Applicable

This report on Form 6-K is being furnished to disclose the notice of annual general meeting, to be held on December 1, 2015, issued by the Registrant on October 9, 2015. The press release announcing the annual general meeting, the notice, together with the form of proxy card, and the Registrant’s Form 20-F/A are exhibits hereto. In addition, this report on Form 6-K is being furnished to disclose the press release issued by the Registrant on November 9, 2015, furnished as Exhibit 99.1, to announce the release of consolidated financial results by its majority-owned subsidiary, Eros International Media Limited, for the second quarter of fiscal 2016. The information in this Form 6-K and the exhibits attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Act of 1934.

Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated November 9, 2015, regarding subsidiary results.
99.2	Press Release, dated November 10, 2015, regarding annual general meeting.
99.3	Notice of Annual General Meeting.
99.4	Form of proxy card.
99.5	Annual Report on Form 20-F/A for the fiscal year ended March 31, 2015 of the Registrant (incorporated by reference to the Annual Report on Form 20-F/A filed by the Registrant with the Securities and Exchange Commission on August 20, 2015).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2015	Eros International Plc

	By:	/s/ MARK CARBECK
Name: Mark Carbeck
Title: Chief Corporate and Strategy Officer